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 FORM 4                                                                                                        OMB Approval
                                             U.S.  SECURITIES AND EXCHANGE COMMISSION                    ---------------------------
[ ] Check this box if no longer                     WASHINGTON, D.C. 20549                               OMB Number        3235-0287
    subject to Section 16. Form                                                                          Expires: September 30, 1998
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  Estimated average burden
    continue. See Instruction 1(b).                                                                      hours per response......0.5

         Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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1. Name and Address of Reporting     |   2. Issuer Name and Ticker or Trading Symbol     |   6. Relationship of Reporting Person
Person*                              |                                                   |      to Issuer (Check all applicable)
Colmac Holdings Limited              |                                                   |
(Willis S. McLeese)                  |  Rand Capital Corp-RAND                           |       X   Director    X  10% Owner
-----------------------------------------------------------------------------------------|     _____ Officer (give title below)
(Last)        (First)       (Middle) |  3. IRS or Social       |  4. Statement for       |     _____ Other (specify below)
                                     |     Security Number     |     Month/Year          |
15 St. Clair Ave. West, Suite 902    |     of Reporting        |   November 98           |      ________________________________
-------------------------------------|     Person (Voluntary)  |-------------------------|----------------------------------------
               (Street)              |                         |  5. If Amendment,       |   7. Individual or Joint/Group Filing
                                     |                         |     Date of Original    |      (Check Applicable Line)
                                     |                         |     (Month/Year)        |     X  Form filed by One Reporting
                                     |                         |                         |        Person
                                     |                         |                         |     __ Form filed by More than One
Toronto, Ontario, Canada             |                         |                         |        Reporting Person
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(City)        (State)          (Zip) |      Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                     M4V1K9          |
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1. Title of Security                 | 2.Transaction | 3.Transaction | 4.Securities Acquired(A) | 5.Amount of | 6.Owner-| 7.Nature
   (Instr. 3)                        |   Date        |   Code        |   or Disposed of (D)     | Securities  | ship    | of
                                     | (Month/Day/   |   (Instr. 8)  |   (Instr. 3, 4, and 5)   | Beneficially| Form:   | Indirect
                                     |   Year)       |               |                          | Owned at End| Direct  | Bene-
                                     |               | --------------|--------------------------| of Month    | (D) or  | ficial
                                     |               |       |       | Amount | (A)  |  Price   | (Instr. 3   | Indirect| Owner-
                                     |               |  Code | V     |        |  or  |          |   and 4)    | (I)     | ship
                                     |               |       |       |        | (D)  |          |             |(Instr.4)|(Instr.4)
-------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|-----------
Common Stock                         | 11/2          |       | P     |  4,500 | A    | $0.875   | 604,500     | I       |Corporation
-------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|-----------
Common Stock                         | 11/9          |       | P     |  2,000 | A    | $0.9375  | 606,500     | I       |Corporation
-------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|-----------
Common Stock                         | 11/12         |       | P     |  5,700 | A    | $0.875   | 612,200     | I       |Corporation
-------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|-----------
Common Stock                         | 11/18         |       | P     |  8,000 | A    | $0.9375  | 620,200     | I       |Corporation
-------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|-----------
Common Stock                         | 11/20         |       | P     |  5,000 | A    | $0.9375  | 625,200     | I       |Corporation
-------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|-----------
Common Stock                         | 11/23         |       | P     |  4,800 | A    | $0.9375  | 630,000     | I       |Corporation
-------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|-----------
Common Stock                         | 11/27         |       | P     | 10,000 | A    | $0.9375  | 640,000     | I       |Corporation
-------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|-----------
                                     |               |       |       |        |      |          |             |         |
-------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|-----------
                                     |               |       |       |        |      |          |             |         |
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Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.                  (over)

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